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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934

                                (Amendment No. __ )*

                               Kiewit Peter Sons Inc.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                                       Common
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    493876-10-6
                                    -----------
                                   (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             PAGE 1 OF 6 PAGES

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-------------------------                                 ----------------------
  CUSIP NO. 493876-10-6            13G                       PAGE 2 OF 6 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. or I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON
     U.S. Bancorp
     601 2nd Ave. South
     Minneapolis, MN  55402-4302
     Tax I.D. No.:  41-0255900
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /
                                                                        (b) / /


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

 NUMBER OF                    14,566,770
  SHARES       -----------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
  OWNED BY
   EACH                       539,390
 REPORTING     -----------------------------------------------------------------
  PERSON            7    SOLE DISPOSITIVE POWER
   WITH
                              14,560,770
               -----------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                              449,655
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              15,106,160

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              10.28%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     H.C.

--------------------------------------------------------------------------------

                        SEE INSTRUCTION BEFORE FILLING OUT!


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                                                              Page 3 of 6 pages

ITEM 1

       a.   NAME OF ISSUER:

            Kiewit Peter Sons Inc.

       b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Kiewit Peter Sons Inc.
            1000 Kiewit Plaza
            Omaha, Nebraska  68131

ITEM 2

       a.   NAME OF PERSON FILING:

            U.S. Bancorp

       b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

            601 2nd Ave South
            Minneapolis, MN  55402-4302
            United States

       c.   TITLE OF CLASS OF SECURITIES:

            COMMON

       d.   CUSIP NUMBER:

            493876-10-6


ITEM 3

            The person filing this statement is a:
            (g) [x] Parent Holding Company

ITEM 4

       OWNERSHIP:

a.     Amount beneficially owned:                                15,106,160
b.     Percentage of Class:                                          10.28%
c.     Number of shares as to which such person has:

       1.   Sole power to vote or direct the vote:               14,566,770
       2.   Shared power to vote or direct vote:                    539,390
       3.   Sole power to dispose or direct the disposition:     14,560,770
       4.   Shared power to dispose or direct the disposition:      449,655

ITEM 5

       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:     (  )


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                                                                    Page 4 of 6

ITEM 6

       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

       Other accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, remaining shares reported in this filing. To our knowledge no such other interest of any account or person relates to more than 5% of the class.

ITEM 7

       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

       See Exhibit A

ITEM 8

       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       Not Applicable

ITEM 9

       NOTICE OF DISSOLUTION OF GROUP:

       Not Applicable

ITEM 10

       CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 10, 1998




 /s/ Merita Schollmeier
------------------------------------
Merita Schollmeier
Vice President


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                                                                    Page 5 of 6

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D. C. 20549

                                    SCHEDULE 13G
                     Under the Securities Exchange Act of 1934

                                     EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

    First Bank South Dakota                   U.S. Bank National Association
    National Association                      601 2nd Avenue South
    141 North Main Avenue                     Minneapolis, Minnesota 55402
    Sioux Falls, South Dakota  57102



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                                                                    Page 6 of 6

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                               EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition
Act).